

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Tracy W. Knapp
Senior Vice President, Finance
Kansas City Life Insurance Company
3520 Broadway
Kansas City, MO 64111

Re: **Kansas City Life Insurance Company**
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Schedule 14A
Filed on March 22, 2010
File No. 001-33348

Dear Mr. Knapp:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director